

Mail Stop 4628

November 3, 2017

Darcy Bomford
Chief Executive Officer
True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia VIT 9G1
Canada

    Re: True Leaf Medicine International Ltd
            Amendment No. 4 to
            Offering Statement on Form 1-A
            Filed October 26, 2017
            File No. 024-10679

Dear Mr. Bomford:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you seek to qualify the common shares issuable upon exercise of the underwriters' warrants. Please revise the offering circular cover page and Securities Being Offered section to disclose the aggregate number of common shares issuable upon exercise of the underwriters' warrants.

2.   Please ensure the URLs in your "testing the waters" materials link to your most current preliminary offering. In that regard, we note that the URLs link to your preliminary offering circulars dated May 16, 2017 and February 17, 2017. As noted in prior comment 5 to our May 26, 2017 letter, "testing the waters" materials may be used prior to qualification of the offering statement, provided that all solicitation materials inform

potential investors where and how the most current preliminary offering can be obtained. See Securities Act Rule 255(b)(4).

Plan of Distribution, page 13

3. We note that the Underwriter's Agreement filed as Exhibit 1.5 indicates you propose to sell common shares "to the several underwriters listed in Schedule A." Please revise your offering circular to identify all underwriters participating in this offering.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at 202-551-3844 or Karina Dorin, Attorney-Advisor, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources